

October 14, 2010

Via U.S. Mail and Facsimile

Charles Bradley, Jr.
Chief Executive Officer
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

> **Re:** **Consumer Portfolio Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 27, 2010**
> **File No. 333-168976**

Dear Mr. Bradley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed September 27, 2010

General

1. We note your response to comment 1 in our letter dated September 16, 2010. We note that as of the date of this letter you have not filed a post-effective amendment for the purpose of removing from registration any unsold securities that were registered on the Form S-2 filed on January 7, 2005. Please advise.

2. We note that upon maturity the notes will be automatically renewed for the same term as the matured notes. Please tell us how such a renewal comports with Section 5 of the Securities Act. To the extent you intend to rely upon an exemption from registration, please provide a detailed analysis as to why you believe the exemption is available.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3366 with any questions.

Sincerely,

Michael Seaman
Special Counsel

cc: Mark Harris, Esq.
    Andrews Kurth LLP